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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ______________________
                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            LEASING SOLUTIONS, INC.

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            (Exact Name of Registrant as Specified in Its Charter)

          CALIFORNIA                                                  77-0116801
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(State of Incorporation or Organization)                        (I.R.S. Employer
                                                             Identification no.)

10 Almaden Blvd. Ste. 1500 San Jose, CA                                    95113
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(Address of Principal Executive Offices)                              (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box[X]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
to be so Registered                             Each Class is to be Registered

Preferred Stock                                 New York Stock Exchange
Rights with respect to
Common Stock

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None

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                               (Title of Class)

                               Page 1 of 4 Pages
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ITEM 1.   Description of Registrant's
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          Securities to be Registered
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          Preferred Stock Purchase Rights
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     On September 18, 1997, the Board of Directors (the "Board") of Leasing
Solutions, Inc. (the "Company") declared a dividend, payable to shareholders of record at the close of business on October 3, 1997 (the "Record Date"), of one preferred stock purchase right (a "Right") for each outstanding share of common stock of the Company ("Common Stock"). In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding between the Record Date and the earlier of the Distribution Date or Expiration Date (as such terms are defined below) or the date, if any, on which the Rights may be redeemed. Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company (the :Preferred Shares") at a price of $95,00 (the "Purchase Price"), subject to adjustment . The description and terms of the Rights are set forth in a Right Agreement (the "Rights Agreement") between the Company and BankBoston,. N.A., as Rights Agent, a copy of which has been filed as an exhibit to this Registration Statement.

     Initially, the Rights will not be exercisable and will be evidenced only by the Common Stock certificates representing the shares of Common Stock then outstanding. The Rights will become exercisable and will become transferable apart from the Common Stock on a date (the "Distribution Date") that is the earlier of the close of business on the tenth business day following (i) a public announcement that a person or group of affiliated or associated person (an "Acquiring Person") has acquired or obtained the right to acquire, in a transaction or series of transactions not approved by the Board, beneficial ownership of 20% or more of then outstanding shares of Common Stock (the "Shares Acquisition Date"), or (ii) the commencement of a tender or exchange offer by any person for 20% or more of the outstanding shares of Common Stock.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred only with the Common Stock certificates to which the Rights relate. As soon as parcticable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter, the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 17, 2007 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchange by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of outstanding Rights and the number of one one-hundredths of a

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Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, a stock dividend or subdivision, consolidation, or combination of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     In the event that a person becomes an Acquiring Person (except pursuant to an offer for outstanding shares of Common Stock which the Continuing Directors (as defined in the Rights Agreement) determine to be fair to and otherwise in the best interest of the Company and its shareholders), each holder of a Right (other than Rights beneficially owned by the Acquiring Person) will thereafter have the right to receive upon exercise of the Right, at the then current Purchase Price of the Right, that number of shares of Common Stock having a market value of two times the Purchase Price of the Right. The Rights are, however, not exercisable until such time as the Rights are no longer redeemable by the Company.

     In the event that, after the Rights become exercisable, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof and payment of the then current Purchase Price, the number of shares of Common Stock of the acquiring company having a market value equal to two times the Purchase of the Right.

     At any time after a person or group of affiliated or associated person becomes an Acquiring Person, and until the beneficial ownership level of such Acquiring person, together with all affiliates and associates of such Acquiring Person, reaches 50%, the Board may exchange the Rights (other than the Rights held by the Acquiring Person, affiliates or associates of the Acquiring Person and certain other persons whose Rights can be traced to an Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock per Right. The exchange must also be approved by a majority of the Continuing Directors.

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     At any time prior to the close of business on the tenth business day following the Shares Acquisition Date, the Company may redeem the Rights, in whole but not in part, at a redemption price of $0.01 per Right (the "Redemption Price").

     Until the Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     At any time prior to the Distribution Date, the Board may amend any provision of the Rights Agreement in any manner, including to change the Purchase Price, without the approval of the holders of the Common Stock. Thereafter, subject to certain limitations, the Board (with the concurrence of the Continuing Directors) may amend the Rights Agreement without the approval of the holders of the Common Stock in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any acquiring person), or to shorten or lengthen any time period under the Rights Agreement.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time prior to the close of business on the tenth business day after the Shares Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.   EXHIBITS
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          4.1  Rights Agreement dated as of September 18, 1997, between the
               Registrant and BankBoston, N.A., which includes the Form of Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Junior Participating Preferred Stock, the Form of Rights Certificate (including the Form of Assignment and the Form of Election to Purchase) as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         By: /s/ Hal J Krauter
                                             -----------------------------------
                                         Hal J Krauter
                                         President and Chief Executive Officer

Dated: October 30, 1997

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